UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 March 2007
Number 08/07

BHP BILLITON APPROVES MAJOR CAPACITY EXPANSION AT WESTERN AUSTRALIAN IRON ORE

BHP Billiton today announced approval for the Rapid Growth Project 4 (RGP4) which will increase system capacity across its Western Australian iron ore operations to 155 million tonnes per annum (Mtpa). Initial production is expected to commence in the first half of CY2010.

BHP Billiton has approved capital expenditure of US$1.85 billion for its share of the project, which includes development of a new crushing and screening plant, as well as additional stockyards, car dumping and train loading facilities at Mt Whaleback. Infrastructure upgrades will also be implemented at satellite orebodies and the rail and port operations.

President BHP Billiton Iron Ore Ian Ashby said RGP4 would deliver large-scale benefits to the Company, its customers, employees and local communities.

"Our high quality asset base in the Pilbara and series of staged growth projects have helped ensure the continued delivery of outstanding returns to BHP Billiton shareholders," he said.

"The RGP4 project will further increase the efficiency of our integrated mine, port and rail operations and represents a key investment in our ongoing strategy to be more responsive to customer needs.

"The project will also have substantial flow-on benefits to Pilbara communities through the creation of employment and business opportunities, improved management of valuable water resources and significantly reduced dust emissions."

Mr Ashby said that a range of options to expand capacity beyond RGP4 are also being evaluated, subject to customer demand.

"We are committed to creating further value-adding options for the business and providing the next phase of growth opportunities beyond our recent expansion projects," he said.

By the end of CY2007 BHP Billiton will have increased the capacity of its Western Australian iron ore operations by 60Mtpa over the past four years. This growth will have been achieved through a series of sequential projects, delivered on time and within budget.

BHP Billiton's partners in the Pilbara iron ore operations are: Itochu Minerals & Energy of Australia, Mitsui-Itochu Iron and Mitsui Iron Ore Corporation.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 March 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary